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                                     [LOGO]
                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600



Wallace Reports Final Audited Results Unchanged From Preliminary;
     Fourth Quarter EPS Rose 32.1% On 33.0% Sales Increase


Hillside, Ill., August 24, 1995 - Wallace Computer Services, Inc. (NYSE:WCS) today reported final, audited results for its fourth quarter and fiscal year ended July 31, 1995. Results were unchanged from the preliminary unaudited figures announced on August 15.

     The company also reiterated that on August 15, its Board of Directors rejected the Moore Corporation's hostile tender offer of $56 per share as inadequate, concluding that in light of the company's future prospects, stockholders would best be served by Wallace remaining independent. The Board is urging holders not to tender their shares to Moore. Wallace also continues to pursue suits in federal court under antitrust and federal securities laws to enjoin Moore's tender.

     For the three months ended July 31, 1995, Wallace generated sales of $198.2 million compared with $149.1 million reported for the fourth quarter last year. Net income rose to $15.8 million, or 70 cents per share, compared to $11.9 million, or 53 cents, achieved in fiscal 1994.

     For the fiscal year, Wallace's sales reached $712.8 million, a 21.2 percent increase over the $588.2 million recorded last year. Net income increased 17.0 percent to $55.3 million, or $2.46 per share, compared to $47.3 million, or $2.13 per share before the cumulative effect of accounting changes in fiscal 1994.

     "The increase in sales and net income in fiscal 1995 follows the equally impressive gains achieved in the prior year," said Bob Cronin, Wallace's president and CEO. "The results demonstrate the value of the strategy we've put in place."

     "Our investments in unique information systems and emphasis on providing customers with cost-reducing solutions are the factors responsible for our success, and I have every reason to expect that they will continue to produce favorable results for shareholders in fiscal 1996."

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     Cronin noted that each of Wallace's operating divisions achieved double digit revenue increases for the quarter, with the largest increase being reported by the TOPS division of the Office Products Group. "We are especially pleased with the sales increase reported by the Business Forms Group which matched the overall corporate increase," said Cronin. For the fiscal year, all divisions reported significant sales increases reflecting a combination of higher unit growth and higher prices to offset paper price increases. During fiscal 1995, the company made two acquisitions which increased the Label group's sales by $7.4 million. The biggest contributors to increased profits for the year were the Office Products and Label groups.

     Cronin said that in the fourth quarter, as in the earlier periods of the year, the company took market share from its competitors. Wallace added 13 Wallace Information Network-TM- (W.I.N.-TM-) and Select Services customers during the quarter, bringing the total at year-end to 157. As expected, most of these are new customers. W.I.N. customers execute long-term contracts that provide a more stable source of revenues for the company and enable it to reduce costs for customers.

     Cronin noted that many of the company's initiatives have yet to reach their full potential. "W.I.N. accounts typically take six to twelve months to reach full profitability, and we have many customers who have not yet reached that point." "Plus, we continue adding new W.I.N. and Select Services customers every quarter at a consistent rate," he added. Other initiatives that are expected to make larger contributions in the new fiscal year are the company's office products unit's joint venture with United Stationers, which was formed to tap the fast-growing contract stationery market; the company's Platforms electronic forms business which is expected to provide significant growth; and new patented products that can boost revenues for the company's Colorforms direct response promotional printing group.

     The company noted that incremental LIFO charges for rising paper inventory costs were 20 cents per share in the fourth quarter and 39 cents per share for the year.

     During fiscal 1995, the executive management team elected to convert their deferred bonus balances to a new stock equivalent plan. The purpose of the new plan is to further align the interests of management with those of the stockholders. The significant increase in the company's stock price on the last day of its fiscal year generated a charge of $800,000 (2 cents per share) to record the increased market value of the stock equivalents.

     Cronin also noted that, as expected, the development efforts for Platforms-TM- electronic forms cost an incremental one cent per share for the fourth quarter and six cents per share for the fiscal year.

     Per share income after the cumulative effect of accounting changes was $2.16 for the 1994 fiscal year. The three cents difference reflects the after-tax benefit of adopting FASB No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," and FASB No. 109 "Accounting for Income Taxes."

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     "We begin fiscal 1996 with record backlogs and a high degree of confidence in our prospects," Cronin said. "We anticipate that our unique competitive advantages will result in another year of above-industry performance in all our product categories."

     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.


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                         Wallace Computer Services, Inc.
                                    (audited)


Three months ended July 31                  1995                1994

Net Sales                               $198,201,000        $149,069,000

Income Before Income Taxes               $25,028,000         $18,548,000

Net Income                               $15,768,000         $11,871,000

Net Income Per Common Share                    $0.70               $0.53

Average Common Shares Outstanding         22,588,000          22,316,000


Twelve Months ended July 31                 1995                1994


Net Sales                               $712,838,000        $588,173,000

Income Before Income Taxes               $87,460,000         $73,856,000

Net Income Before Changes In             $55,297,000         $47,268,000
Accounting

Net Income After Changes In Accounting   $55,297,000         $47,931,000

Net Income Per Common Share Before
Cumulative Effect of Accounting                $2.46              $2.13
Changes

Net Income Per Common Share After
Cumulative Effect of Accounting                $2.46              $2.16
Changes

Average Common Shares Outstanding         22,490,000          22,193,000
